UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 000-23039

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB
[ ] Form N-SAR

For Period Ended:  December 31, 2001
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:
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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION

OraLabs Holding Corp.
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Full Name of Registrant


Former Name if Applicable

2901 South Tejon Street
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Address of Principal Executive Office (Street and Number)

Englewood, Colorado 80110
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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         [X]      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Registrant has not yet received the audit report from its independent auditors and has not completed the Results of Operations or the Management's Discussion and Analysis of the Form 10-KSB for the period ending December 31, 2001 due to the fact that they are awaiting the audit report. The Registrant believes that the Form 10-KSB will be filed within the extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Douglas B. Koff                    303                      861-1166
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    (Name)                    (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X]  Yes [ ]   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                              OraLabs Holding Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 2, 2002                           By /s/ Gary H. Schlatter
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                                                    Gary H. Schlatter, President

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Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


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                                   ATTACHMENT

The operating results for the year ended December 31, 2001 are anticipated to show a reduction of $534,664 in net operating income but an increase in revenues of $1,411,944. Largely because of gain on the sale of an investment (the Company's sale of its remaining ownership interest in an unaffiliated third party) received by the Company in year 2001 in the amount of $751,935 (net of related expenses), the Company's net income for year 2001 is expected to be $1,480,058, or $.16 per share, up from net income of $1,359,570, or $.15 per share, in year 2000.

In the fourth quarter of year 2001, the Company made the following adjustments to its financial statements: (a) a write-off of accounts receivable balances of approximately $611,000 (approximately $325,000 related to promotional credits that were not applied to customer accounts and were reflected as a decrease to net sales, with the balance of this write-off related to bad debts, primarily from one significant customer who declared bankruptcy); (b) a write-off of obsolete inventory of approximately $125,000; and (c) a decrease of the allowance for returns by approximately $116,000.

These adjustments do not have a significant effect on the Company's previously reported quarterly earnings.